

April 27, 2011

Paul R. Arena
Chief Executive Officer
Augme Technologies, Inc.
43 West 24th Street, 11th Floor
New York, NY 10010

> **Re: Augme Technologies, Inc.**
> **Registration Statement on Form S-1, as amended by**
> **Amendment No. 1**
> **Filed April 11, 2011**
> **File No. 333-172865**

Dear Mr. Arena:

We have reviewed your registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed on April 11, 2011

General

1. We note your Form 10-K for the fiscal year ended February 28, 2010 filed on June 1, 2010 shows you had nine officers (including Nathaniel Bradley, James Lawson, Scott Russo, and Mark Severini) and directors and, since then, you have filed Form 8-Ks disclosing changes in these positions. It appears you have not filed the forms required under the Section 16 of the Exchange Act for recent transactions in your securities by certain current and former officers and directors. Please advise and file accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

2. We note you disclose on page 15 that you have acquired Fortune 500 consumer packaged goods companies as clients as well as some of the most common household brands. Further, you also state on page 16 that you are currently doing business with three of the world's top ten pharmaceutical companies and other Fortune 100, Fortune 200, and Global Fortune 500 companies. Please revise to disclose your significant clients and

customers. Also, Item 601(b)(10)(ii)(B) of Regulation S-K requires you to file material contracts on which your business is substantially dependent. Please revise accordingly.

3. We note you disclose on page 16 that you forecast revenues in excess of $16.0 million in the next twelve months based on approximately 50% of current bookings converting into revenues during that period. Please substantiate your estimate by explaining its basis in greater detail; explain what you mean by a current booking and whether this is considered to be the same as deferred revenue. In this regard, we note you have reported revenues of about $1.8 million for the nine months ended November 30, 2010 and you expect revenues of about $3.0 million for the fiscal year ended February 28, 2011. Your response should address the substantial increase in revenues that you forecast. Also, explain how your $16.0 million forecast correlates with your revenue recognition policy.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via facsimile to 310-208-1154
        Peter Hogan, Esq.